UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Talend S.A.

(Name of Subject Company (Issuer))

Tahoe Bidco B.V.

(Name of Filing Person—Offeror)

Tahoe Holdco Coöperatief U.A.

Tahoe Bidco (Cayman), LLC

Tahoe Ultimate Parent, L.P.

Tahoe Ultimate Parent GP, LLC

Thoma Bravo Fund XIV Global, L.P.

Thoma Bravo Partners XIV Global, L.P.

Thoma Bravo Global, LLC

(Names of Filing Persons—Other)

American Depositary Shares, each representing one (1) Ordinary Share, nominal value €0.08 per share

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207*

(CUSIP Number of Class of Securities)

Gerald T. Nowak

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing one Ordinary Share.

Copy to:

Bradley C. Reed, P.C.

Corey D. Fox, P.C.

Peter Stach

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
U.S. $2,415,191,865.50	U.S. $263,497.43

(1)

Estimated for purposes of calculating the filing fee only. Calculated by adding (a) 32,702,499 ordinary shares of Talend S.A. (“Talend”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $66.00, the offer price per Ordinary Share, 32,624,564 of which are represented by issued and outstanding American Depositary Shares of Talend (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), (b) 1,451,563 Ordinary Shares subject to outstanding stock options with an exercise price of U.S. $22.66 per share, multiplied by U.S. $66.00, the offer price per Ordinary Share, (c) 2,791,306 Ordinary Shares subject to issuance pursuant to restricted stock units multiplied by U.S. $66.00, the offer price per Ordinary Share and (d) 80,289 Ordinary Shares subject to issuance pursuant to BSPCEs, with an exercise price of U.S. $17.38 multiplied by U.S. $66.00, the offer price per Ordinary Share, and (e) 232,290 Ordinary Shares subject to issuance pursuant to BSAs with an exercise price of U.S. $41.09 multiplied by U.S. $66.00. The calculation of the filing fee is based on information provided by Talend as of June 2, 2021.

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$263,497.43	Filing Party:	Talend S.A.
Form of Registration No.:	Schedule 14A	Date Filed:	June 8, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) an indirect subsidiary of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”), to purchase all of the outstanding ordinary shares, nominal value €0.08 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Talend S.A., a société anonyme organized under the laws of France (“Talend”), for U.S. $66.00 per Ordinary Share and U.S. $66.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2021 (“Offer to Purchase”). Defined terms not defined herein are defined in the Offer to Purchase.

This Amendment is being filed on behalf of Parent and Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Subsequent Offer Period expired as scheduled at 5:00 p.m., New York City time, on August 9, 2021. The Ordinary Shares Agent and ADS Tender Agent have advised that, as of the expiration of the Subsequent Offer Period, a total of 32,909,995 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered during the initial offer period and the Subsequent Offer Period taken together, representing approximately 99.999% of the issued and outstanding ADSs and Ordinary Shares of Talend. Purchaser has accepted for payment and has promptly paid (or will promptly pay) for all Company Shares validly tendered during the Subsequent Offer Period.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2021

TAHOE BIDCO B.V.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE HOLDCO COÖPERATIEF U.A.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE BIDCO (CAYMAN), LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE ULTIMATE PARENT, L.P.

By:	Tahoe Ultimate Parent GP, LLC
Its:	General Partner

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE ULTIMATE PARENT GP, LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO FUND XIV GLOBAL, L.P.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO PARTNERS XIV GLOBAL, L.P.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO GLOBAL, LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

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